

Nasdaq Regulation

Nasdaq

Yolanda Goettsch
Vice President
Listing Qualifications

*By Electronic Mail*

October 3, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 3, 2019 The Nasdaq Stock Market (the "Exchange") received from AGNC Investment Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Depositary Shares (each representing a 1/1,000th interest in a share of
6.50% Series E Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock)

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Yolanda Goettsch